The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900

January 24, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Mail Stop 4720
Washington, D.C. 20549
Attention: Mr. Christian T. Sandoe

Re:	Business Development Corporation of America; File Nos. 333-166636 and 814-00821

Dear Mr. Sandoe:

On behalf of Business Development Corporation of America (the “Fund”) and in response to comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 20, 2011 via teleconference relating to the Fund’s Registration Statement on Form N-2 (File No. 333-166636) and the Fund’s response to the Staff’s prior comments, we submit this letter containing the Fund’s responses to the Staff’s follow-up comments. For your convenience, we have set forth below the Staff’s comment followed by the Fund’s response in bold.

Comment 1:    With respect to the “Fees and Expenses Table,” please revise the percentage amount in the line item for the “Management fee” to reflect a percentage based on net assets rather than gross assets.

Response:        In response to the Staff’s comment, the Fund has revised the percentage amounts as instructed.

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Please direct any further questions or comments concerning this response letter to the undersigned at (901) 543-5918 or John A. Good at (901) 543-5901.

Sincerely,